UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Apartment Investment and Management Company

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03748R754

(CUSIP Number)

Jonathan Litt

Land & Buildings Investment Management, LLC

1 Landmark Square, 17th Floor

Stamford, Connecticut 06901

(203) 987-5827

STEVE WOLOSKY, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

Land & Buildings Capital Growth Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,511,803
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,511,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,511,803
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

Land & Buildings GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,511,803
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,511,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,511,803
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

L&B Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		687,395
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

687,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

687,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

L&B Megatrend Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

L&B Total Return Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,221,461
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,221,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,221,461
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

L&B Secular Growth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		38,063
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

38,063
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,063
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

Land & Buildings Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,798,969
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,798,969
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,798,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IA

8

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

Jonathan Litt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,798,969
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,798,969
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,798,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

Corey Lorinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 03748R754

1	NAME OF REPORTING PERSON

Michelle Applebaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 03748R754

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the conclusion of the Issuer’s 2022 annual meeting of shareholders (the “Annual Meeting”), Michelle Applebaum is no longer a member of a group for purposes of Section 13(d) with the Reporting Persons and, accordingly, shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 1 to the Schedule 13D. In addition, in connection with the internal transfer of Shares from L&B Megatrend to L&B Secular as reported herein, L&B Megatrend is no longer a member of a group for purposes of Section 13(d) with the Reporting Persons and, accordingly, shall cease to be a Reporting Person immediately upon the filing of this Amendment No.1 to the Schedule 13D. The Reporting Persons who will remain Reporting Persons following the filing of the Amendment No. 1 to the Schedule 13D will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the Reporting Persons who will remain Reporting Persons following the filing of this Amendment No. 1 to the Schedule 13D is party to the Joint Filing Agreement, as further described in Item 6.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of L&B Capital, L&B Opportunity, L&B Total Return, L&B Secular and L&B Management through the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,511,803 Shares beneficially owned by L&B Capital is approximately $10,263,545, excluding brokerage commissions. The aggregate purchase price of the 687,395 Shares beneficially owned by L&B Opportunity is approximately $4,743,421, excluding brokerage commissions. The aggregate purchase price of the 1,221,461 Shares beneficially owned by L&B Total Return is approximately $7,839,315, excluding brokerage commissions. The aggregate purchase price of 14,848 Shares beneficially owned by L&B Secular is approximately $92,235, excluding brokerage commissions. In addition, L&B Secular received 23,215 Shares in an internal transfer from L&B Megatrend for no consideration. The aggregate purchase price of the 5,340,247 Shares held in the Managed Account is approximately $36,357,674, excluding brokerage commissions. The aggregate purchase price of the 9 Shares beneficially owned by Mr. Lorinsky is approximately $335, excluding brokerage commissions. The purchase price of the 5,500 Shares beneficially owned by Ms. Applebaum is approximately $ 51,083, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Based on the preliminary vote report provided by the Reporting Persons’ proxy solicitor, shareholders of the Issuer elected the Reporting Persons’ director nominee, James P. Sullivan, to the Board of Directors of the Issuer at the Annual Meeting held on December 16, 2022.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 151,532,179 Shares outstanding, as of November 4, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2022.

12

CUSIP No. 03748R754

A.	L&B Capital
(a)	As of the close of business on the date hereof, L&B Capital beneficially owned directly 1,511,803 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,511,803
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,511,803

(c)	L&B Capital has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D.
B.	L&B GP
(a)	L&B GP, as the general partner of L&B Capital, may be deemed the beneficial owner of the 1,511,803 Shares owned by L&B Capital.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,511,803
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,511,803

(c)	L&B GP has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D.
C.	L&B Opportunity
(a)	As of the close of business on the date hereof, L&B Opportunity beneficially owned directly 687,395 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 687,395
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 687,395

(c)	L&B Opportunity has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D.
13

CUSIP No. 03748R754

D.	L&B Megatrend
(a)	As of the close of business on the date hereof, L&B Megatrend did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	On November 29, 2022, L&B Megatrend collapsed the box with respect to 7,604 Shares. On December 1, 2022, L&B Megatrend disposed of 23,215 Shares in an internal transfer to L&B Secular for no consideration.
E.	L&B Total Return
(a)	As of the close of business on the date hereof, L&B Total Return beneficially owned directly 1,221,461 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,221,461
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,221,461

(c)	L&B Total Return has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D.
F.	L&B Secular
(a)	As of the close of business on the date hereof, L&B Secular beneficially owned directly 38,063 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 38,063
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 38,063

(c)	On December 1, 2022, L&B Secular acquired 23,215 Shares from L&B Megatrend via an internal transfer for no consideration.
G.	L&B Management
(a)	L&B Management, as the investment manager of each of L&B Capital, L&B Opportunity, L&B Megatrend, L&B Total Return and L&B Secular and as the investment advisor of the Managed Account, may be deemed to beneficially own the (i) 1,511,803 Shares owned by L&B Capital, (ii) 687,395 Shares owned by L&B Opportunity, (iii) 1,221,461 Shares owned by L&B Total Return, (iv) 38,063 Shares owned by L&B Secular, and (v) 5,340,247 Shares held in the Managed Account.
14

CUSIP No. 03748R754

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,798,969
3. Sole power to dispose or direct the disposition:
4. Shared power to dispose or direct the disposition: 8,798,969

(c)	L&B Management has not entered into any transaction in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of L&B Megatrend and L&B Secular since the filing of the Schedule 13D are set forth above.
H.	Jonathan Litt
(a)	Mr. Litt, as the managing principal of L&B Management, the investment manager for each of L&B Capital, L&B Opportunity, L&B Megatrend, L&B Total Return and L&B Secular and as the investment advisor of the Managed Account, may be deemed to beneficially own the (i) 1,511,803 Shares owned by L&B Capital, (ii) 687,395 Shares owned by L&B Opportunity, (iii) 1,221,461 Shares owned by L&B Total Return, (iv) 38,063 Shares owned by L&B Secular, and (v) 5,340,247 Shares held in the Managed Account.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,798,969
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,798,969

(c)	Mr. Litt has not entered into any transaction in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of L&B Megatrend and L&B Secular since the filing of the Schedule 13D are set forth above.
I.	Corey Lorinsky
(a)	As of the close of business on the date hereof, Mr. Lorinsky beneficially owned directly 9 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 9 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 9 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Lorinsky has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D.

15

CUSIP No. 03748R754

J.	Michelle Applebaum
(a)	As of the close of business on the date hereof, Ms. Applebaum beneficially owned directly 5,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,500 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,500 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Applebaum has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D.

Each of the Reporting Person disclaims beneficial ownership of the Shares reported owned herein except to the extent of his, her or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 19, 2022, the Reporting Persons who will remain Reporting Persons following the filing of this Amendment No. 1 to the Schedule 13D entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated December 19, 2022.

16

CUSIP No. 03748R754

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2022

Land & Buildings Capital Growth Fund, LP

By:	Land & Buildings Investment Management, LLC, Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

Land & Buildings GP LP

By:	L&B GP LLC, General Partner

By:	Land & Buildings Investment Management, LLC, Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

L&B Opportunity Fund, LLC

By:	Land & Buildings Investment Management, LLC, Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

L&B Megatrend Fund

By:	Land & Buildings Investment Management, LLC Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

17

CUSIP No. 03748R754

L&B Total Return Fund LLC

By:	Land & Buildings Investment Management, LLC Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

L&B Secular Growth

By:	Land & Buildings Investment Management, LLC Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

Land & Buildings Investment Management, LLC

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

/s/ Jonathan Litt
Jonathan Litt Individually and as attorney-in-fact for Michelle Applebaum

/s/ Corey Lorinsky
Corey Lorinsky

18